                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO


                             TENDER OFFER STATEMENT

                      UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                           B.V.R. SYSTEMS (1998) LTD.
                       (Name of Subject Company (Issuer))

                               CHUN HOLDINGS LTD.
                                   AVIV TZIDON
                        AERONAUTICS DEFENSE SYSTEMS LTD.
                            ITS TECHNOLOGIES PTE LTD.
                       (Name of Filing Persons (Offerors))

                  ORDINARY SHARES, PAR VALUE NIS 1.0 PER SHARE
                         (Title of Class of Securities)

                                    M20512105
                                    ---------
                      (CUSIP Number of Class of Securities)

                                Orly Tsioni, Adv.
                                Yigal Arnon & Co.
                                1 Azrieli Center
                              Tel Aviv 67021 Israel
                               011-972-3 608-7842

                                 With a Copy to:

                              Andris Vizbaras, Esq.
                          Carter Ledyard & Milburn LLP
                                  2 Wall Street
                            New York, New York 10005
                                  212-732-3200
          (Name, Address and Telephone Number of Persons Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

   As filed with the Securities and Exchange Commission on December 15, 2003.

                           CALCULATION OF FILING FEE*

  Transaction Valuation                                 Amount of Filing Fee
       $1,918,957                                                $384

* Estimated for purposes of calculating the amount of the filing fee only, which was paid with the original filing of this Schedule TO on November 21, 2003. This amount assumes the purchase of 10,660,874 ordinary shares, NIS 1.0 par value (the "Ordinary Shares"), of B.V.R. Systems (1998) Ltd. at a price of $0.18 per Ordinary Share in cash. Such number of Ordinary Shares represents the issued share capital of B.V.R. Systems as of November 18, 2003, and does not include vested options, all of which have exercise prices which are greater than the offer price. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11 (a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:..........................................            $384
Form or Registration No.:........................................            Schedule TO
Filing Party:....................................................            Chun Holdings Ltd.
Date Filed:......................................................            November 21, 2003

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] THIRD PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ] ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ] GOING PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 4 amends the Tender Offer Statement on Schedule TO filed by Chun Holdings Ltd., a corporation organized under the laws of the State of Israel (the "Purchaser") and its shareholders on November 21, 2003. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding ordinary shares, par value NIS 1.0 per share (each an "Ordinary Share"), of B.V.R. Systems (1998) Ltd., a corporation organized under the laws of the State of Israel (the "Company"), at $0.18 per Ordinary Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2003, and in the related Letter of Transmittal, copies of which were attached as Exhibit (a)(1) and Exhibit (a)(2) to the Schedule TO filed November 21, 2003.

         The Purchaser is mailing to the shareholders of the Company a Supplement to the Offer to Purchase, dated December 15, 2003, which describes the material changes to the offer since its commencement on November 21, 2003.

Items 1-11; Item 13.

         The information in the Second Amended Offer to Purchase, and in the Letter of Transmittal as originally filed, is incorporated herein by reference in response to Items 1 through 11 and Item 13 of Schedule TO.

Item 12.  Exhibits
          --------

         Item 12 of the Schedule TO is hereby amended by adding thereto the following:

         (a)(1) Second Amended Offer to Purchase, dated December 15, 2003.

         (a)(9) Supplement to the Offer to Purchase, dated December 15, 2003.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2003

                                            CHUN HOLDINGS LTD.


                                            By: /s/ Aviv Tzidon
                                               --------------------
                                            Name:    Aviv Tzidon
                                            Title:   Director



                                            /s/ Aviv Tzidon
                                            -----------------------
                                            Aviv Tzidon


                                            AERONAUTICS DEFENSE SYSTEMS LTD.

                                            By: /s/ Avi Leumi
                                               --------------------
                                            Name:    Avi Leumi
                                            Title:   Chief Executive Officer


                                            ITS TECHNOLOGIES PTE LTD.

                                            By: /s/ Aviv Tzidon
                                               --------------------
                                            Name:    Aviv Tzidon
                                            Title:   Attorney-in-Fact

                                INDEX TO EXHIBITS

EXHIBIT NO.                DESCRIPTION
(a)(1)                     Second Amended Offer to Purchase, dated December 15, 2003
(a)(9)                     Supplement to the Offer to Purchase, dated December 15, 2003